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                       SECURITIES AND EXCHANGE COMMISSION
                              Washington D.C. 20549

                                   FORM 10-SB

                 GENERAL FORM FOR REGISTRATION OF SECURITIES OF
                             SMALL BUSINESS ISSUERS
                             Under Section 12(g) of
                       The Securities Exchange Act of 1934


                          BIG  FLASH  CORPORATION
                       -----------------------------
    (Exact  name  of  registrant  as  specified  in  its  charter)

          Delaware                                87-0638336
 ------------------------------                ------------------
(State  or  other  jurisdiction                (I.R.S. employer
of incorporation or organization)              identification No.)

     BIG  FLASH  CORPORATION
      56  West  400  South
           Suite  220
      Salt  Lake  City,  Utah                     84101
---------------------------------------          --------
Address of principal executive offices)         (Zip code)

                    Issuer's telephone number: (801) 322-3401



Securities to be registered pursuant to Section 12(b) of the Act:  none

Securities to be registered pursuant to Section 12(g) of the Act:

                            Common Stock
                         --------------------
                          (Title of Class)

                             TABLE OF CONTENTS
                                                                  Submission
                                                                        Page
                                                                        ----
PART  I

Item  1.      Description  of  Business                               3

Item  2.      Plan  of  Operation                                     7

Item  3.      Description  of  Property                              11

Item  4.      Security  Ownership  of  Certain  Beneficial  Owners
              and  Management                                        12

Item  5.      Directors,  Executive  Officers,  Promoters  and
              Control  Persons                                       12

Item  6.      Executive  Compensation                                14

Item  7.      Certain Relationships and Related Transactions         15

Item  8.      Description  of  Securities                            15

PART  II

Item  1.      Market  for  Common  Equities  and  Related
              Stockholder  Matters                                   16

Item  2.      Legal  Proceedings                                     17

Item  3.      Changes in and Disagreements with Accountants          18

Item  4.      Recent  Sales of Unregistered Securities               18

Item 5.       Indemnification of Directors and Officers              18

PART  F/S

Financial  Statements                                                18

PART  III

Item  1.      Index  to  Exhibits                                    24

Item  2.      Description  of  Exhibits                              24

Signatures                                                           24

Exhibit 3 (i)  Articles of Incorporation                             25

Exhibit 3 (ii) By-Laws                                               26

Exhibit 27    Financial Data Schedule                                35

                                     PART I

Item  1.     Description  of  Business

Big Flash Corporation (the "Company") was incorporated on July 27, 1999 under the laws of the State of Delaware, for the purpose of acquiring assets or shares of an entity actively engaged in business which generates revenues, in exchange for Big Flash Corporation securities.

The Company is filing this registration statement on a voluntary basis because the primary attraction of the Company as a merger partner or acquisition vehicle will be its status as a public company. Any business combination or transaction will likely result in a significant issuance of shares and substantial dilution to present stockholders of the Company.

The  Company  has  been  in  the  developmental stage since 1999 and has had no
operations  since  1999.   The  proposed  business  activities described herein
classify  the  Company  as a "blank  check" company.  Many states have enacted
statutes,   rules   and   regulations  limiting  the  sale  of  securities  of
"blank check" companies in their respective jurisdictions. Management does not intend to undertake any efforts to cause a market to develop in the Company's securities or undertake any offering of the Company's securities, either debt or equity, until such time as the Company has successfully implemented its business plan described herein.

Forward  Looking  Statements

The Company cautions readers regarding certain forward looking statements in the following discussion and elsewhere in this registration statement or any other statement made by, or on the behalf of the Company, whether or not in future filings with the Securities and Exchange Commission. Forward looking statements are not based on historical information but relate to future operations, strategies, financial results or other developments. Forward looking statements are necessarily based upon estimates and assumptions that are inherently subject to significant business, economic and competitive uncertainties and contingencies, many of which are beyond the Company's control and many of which, with respect to future business decisions, are subject to change. These uncertainties and contingencies can affect actual results and could cause actual results to differ materially from those expressed in any forward looking statements made by, or on behalf of, the Company. The Company disclaims any obligation to update forward looking statements.

Risk Factors

The Company's business is subject to numerous risk factors, including the following:

The  Company  has  No  Operating  History  or  Revenue  or  Assets.

The Company has had no operating history since 1999 nor any revenues or earnings from operations. The Company has no significant assets nor financial resources. The Company will, in all likelihood, sustain operating expenses without corresponding revenues, at least until the consummation of a business combination. This may result in the Company incurring a net operating loss which will increase continuously until the Company can consummate a business combination with a profitable business opportunity. There is no assurance that the Company can identify such a business opportunity and consummate such a business combination.

The Company's Proposed Operations are Highly Speculative Because It Has No Acquisitions Currently Planned.

The success of the Company's proposed plan of operation will depend to a great extent on the operations, financial condition and management of the identified business opportunity. While management intends to seek business combination(s) with entities having established operating histories, there can be no assurance that the Company will be successful in locating candidates meeting such criteria. In the event the Company completes a business combination, of which there can be no assurance, the success of the Company's operations may be dependent upon management of the successor firm or venture partner firm and numerous other factors beyond the Company's control.


The  Company  Does  Not  Have  Sources  for  Working  Capital  if  Needed.

     The timing and amount of capital requirements are not entirely within the Company's control and cannot accurately be predicted. If capital is required, the Company may require financing sooner than anticipated. The Company has no commitments for financing, and cannot be sure that any financing would be available in a timely manner, on acceptable terms, or at all. Further, any equity financing could reduce ownership of existing stockholders and any
borrowed   money   could   involve   restrictions   on  future  capital raising
activities and other financial and operational matters. If the Company is unable to obtain financing as needed, it could be bankrupt. The proposed business activities described herein classify us as a "blank check" company. Many states have enacted statutes, rules and regulations limiting the sale of securities of "blank check" companies in their respective jurisdictions. Management does not intend to undertake any efforts to cause a market to develop in our securities or undertake any offering of our securities, either debt or equity, until such time as we have successfully implemented its business plan described herein.


There  is  a  Scarcity  of  and  Competition  for   Business  Opportunities and
Combinations.

The Company is and will continue to be an insignificant participant in the business of seeking mergers with, joint ventures with and acquisitions of small private and public entities. A large number of established and well-financed
entities,   including   venture  capital  firms,  are  active  in  mergers  and
acquisitions  of  companies  which  may  be desirable target candidates for the
Company.    Nearly  all  such  entities  have  significantly  greater financial resources, technical expertise and managerial capabilities than the Company and, consequently, the Company will be at a competitive disadvantage in identifying
possible   business   opportunities  and  successfully  completing  a  business
combination. Moreover, the Company will also compete in seeking merger or acquisition candidates with numerous other small public companies.


The Company has No Agreement for a Business Combination or Other Transaction and Has No Standards for a Business Combination.

The Company has no arrangement, agreement or understanding with respect to engaging in a merger with, joint venture with or acquisition of, a private or public entity. There can be no assurance the Company will be successful in identifying and evaluating suitable business opportunities or in concluding a business combination. Management has not identified any particular industry or specific business within an industry for evaluation by the Company. There is no assurance the Company will be able to negotiate a business combination on terms favorable to the Company. The Company has not established a specific length of operating history or a specified level of earnings, assets, net worth or other criteria which it will require a target business opportunity to have achieved, and without which the Company would not consider a business combination in any form with such business opportunity. Accordingly, the Company may enter into a business combination with a business opportunity having no significant operating history, losses, limited or no potential for earnings, limited assets, negative net worth or other negative characteristics.

Management  will  Retain  Control  But  Work  Part-time.

While seeking a business combination, management anticipates devoting up to twenty hours per month to the business of the Company. None of the Company's officers has entered into a written employment agreement with the Company and none is expected to do so in the foreseeable future. The Company has not obtained key man life insurance on any of its officers or directors. Notwithstanding the combined limited experience and time commitment of management, loss of the services of any of these individuals would adversely affect development of the Company's business and its likelihood of continuing operations. See "Item 5 - Directors, Executive Officers, Promoters and Control Persons."


Officers  and  Directors  May  Have  Conflicts  of  Interest.

Officers and directors of the Company may in the future participate in business ventures which could be deemed to compete directly with the Company. Additional conflicts of interest and non-arms length transactions may also arise in the future in the event the Company's officers or directors are involved in the management of any firm with which the Company transacts business. Management has adopted a policy that the Company will not seek a merger with, or acquisition of, any entity in which management serve as officers, directors or partners, or in which they or their family members own or hold any ownership interest.


Reporting Requirements May Delay or Preclude Acquisition.

Sections 13 and 15(d) of the Securities Exchange Act of 1934 (the "Exchange Act") require companies subject thereto to provide certain information about significant acquisitions, including certified financial statements for the company acquired, covering one, two, or three years, depending on the relative size of the acquisition. The time and additional costs that may be incurred by some target entities to prepare such statements may significantly delay or essentially preclude consummation of an otherwise desirable acquisition by the Company. Acquisition prospects that do not have or are unable to obtain the required audited statements may not be appropriate for acquisition so long as the reporting requirements of the 1934 Act are applicable.


The  Company  Lacks  Market  Research  and  Marketing  Organization.

The Company has neither conducted, nor have others made available to it, results of market research indicating that market demand exists for the transactions contemplated by the Company. Moreover, the Company does not have, and does not plan to establish, a marketing organization. Even in the event demand is identified for a merger or acquisition contemplated by the Company, there is no assurance the Company will be successful in completing any such business combination.


The Company Lacks Diversification.

The Company's proposed operations, even if successful, will in all likelihood result in the Company engaging in a business combination with a business opportunity. Consequently, the Company's activities may be limited to those engaged in by business opportunities which the Company merges with or acquires. The Company's inability to diversify its activities into a number of areas may subject the Company to economic fluctuations within a particular business or industry and therefore increase the risks associated with the Company's operations.

The Company May be Subject to Regulation as a Holding Company.

Although the Company will be subject to regulation under the Securities Exchange Act of 1934, management believes the Company will not be subject to regulation under the Investment Company Act of 1940, insofar as the Company will not be engaged in the business of investing or trading in securities. In the event the Company engages in business combinations which result in the Company holding passive investment interests in a number of entities, the Company could be subject to regulation under the Investment Company Act of 1940. In such event, the Company would be required to register as an investment company and could be expected to incur significant registration and compliance costs. The Company has obtained no formal determination from the Securities and Exchange Commission as to the status of the Company under the Investment Company Act of 1940 and, consequently, any violation of such Act would subject the Company to material adverse consequences.


The Company Will Have a Probable Change in Control and Management

A business combination involving the issuance of the Company's Common Shares will, in all likelihood, result in shareholders of a private company obtaining a controlling interest in the Company. Any such business combination may require management of the Company to sell or transfer all or a portion of the Company's Common Shares held by them, or resign as members of the Board of Directors of
the  Company.   The  resulting change in control of the Company could result in removal of one or more present officers and directors of the Company and a corresponding reduction in or elimination of their participation in the future affairs of the Company.


Reduction of Percentage Share Ownership Following Business Combination Will Effect Voting Control.

The Company's primary plan of operation is based upon a business combination with a private concern which, in all likelihood, would result in the Company issuing securities to shareholders of any such private company. The issuance of previously authorized and unissued Common Shares of the Company would result in reduction in percentage of shares owned by present and prospective shareholders of the Company and may result in a change in control or management of the Company.


The  Company  Will  Have  Disadvantages  as  a  Blank  Check  Company.

The Company may enter into a business combination with an entity that desires to establish a public trading market for its shares. A business opportunity may attempt to avoid what it deems to be adverse consequences of undertaking its own
public  offering   by  seeking  a  business combination with the Company.  Such
consequences   may  include,  but  are  not  limited  to,  time  delays  of the registration process, significant expenses to be incurred in such an offering, loss of voting control to public shareholders and the inability or unwillingness to comply with various federal and state laws enacted for the protection of investors.


Federal and State Tax Consequences Will be Major Consideration in any Business Combination the Company May Undertake.

Currently, such transactions may be structured so as to result in tax-free treatment to both companies, pursuant to various federal and state tax provisions. The Company intends to structure any business combination so as to minimize the federal and state tax consequences to both the Company and the target entity; however, there can be no assurance that such business combination will meet the statutory requirements of a tax-free reorganization or that the parties will obtain the intended tax-free treatment upon a transfer of stock or assets. A non-qualifying reorganization could result in the imposition of both federal and state taxes which may have an adverse effect on both parties to the transaction.


The   Requirement  of  Audited  Financial  Statements  May  Disqualify  Business
Opportunities.

Management of the Company believes that any potential business opportunity must provide audited financial statements for review, for the protection of all parties to the business combination. One or more attractive business opportunities may choose to forego the possibility of a business combination with the Company, rather than incur the expenses associated with preparing audited financial statements.


Control by Officers, Directors and Existing Shareholders Could Prevent Changes in Management.

Currently, the directors as a group have the right to vote a majority of the outstanding shares of common stock. This small group will control the operations of our company and make it very hard to elect other management for us. As a result, the present officers, directors and shareholders will continue to control our operations, including the election of directors and, except as otherwise provided by law, other matters submitted to a vote of shareholders, including a merger, consolidation or other important matters.


We Provide Indemnification of Officers and Directors and It May be Difficult to Sue Them.

The  Delaware  Statutes  permit  a  corporation  to  indemnify persons including officers and directors who are or are threatened to be made parties to any threatened, pending or completed action, suit or proceeding, against all expenses including attorneys' fees actually and reasonably incurred by, or imposed upon, him in connection with the defense of action, suit or proceeding by reason of his being or having been a director or officer, except where he has been adjudged by a court of competent jurisdiction and after exhaustion of all appeals to be liable for gross negligence or willful misconduct in the performance of duty. Our Bylaws provide that we shall indemnify our officers and directors to the extent permitted by the Delaware law and thereby limit the
actions   that  may  be  taken  by  you  against  the  officers  and  directors.


Dividend  Policy

We have never declared or paid any cash dividends on our stock and do not anticipate paying cash dividends in the foreseeable future. The payment of cash dividends, if any, in the future will be at the sole discretion of the Board of Directors.



Item  2.  Plan  of  Operation

The Company intends to seek to acquire assets or shares of an entity actively engaged in business which generates revenues, in exchange for its securities. The Company has no particular acquisitions in mind and has not entered into any negotiations regarding such an acquisition. None of the Company's officers, directors, promoters or affiliates have engaged in any preliminary contact or discussions with any representative of any other company regarding the possibility of an acquisition or merger between the Company and such other company as of the date of this Registration Statement.

The Company has no full time employees. The Company's President and Secretary have agreed to allocate a portion of their time to the activities of the

Company, without compensation. These officers anticipate that the business plan of the Company can be implemented by their devoting minimal time per month to the business affairs of the Company and, consequently, conflicts of interest may arise with respect to the limited time commitment by such officers. See "Item 5
-  Directors,  Executive  Officers,  Promoters  and  Control Persons - Resumes."

The Company's officers and directors may, in the future, become involved with other companies who have a business purpose similar to that of the Company. As a result, additional potential conflicts of interest may arise in the future. If such a conflict does arise and an officer or director of the Company is presented with business opportunities under circumstances where there may be a doubt as to whether the opportunity should belong to the Company or another "blank check" company they are affiliated with, they will disclose the opportunity to all such companies. If a situation arises in which more than one company desires to merge with or acquire that target company and the principals of the proposed target company has no preference as to which company will merge or acquire such target company, the company which first filed a registration statement with the Securities and Exchange Commission will be entitled to proceed with the proposed transaction.

The Bylaws of the Company provide that the Company shall possess and may indemnify officers and/or directors of the Company for liabilities, which can include liabilities arising under the securities laws. Therefore, assets of the Company could be used or attached to satisfy any liabilities subject to such indemnification. See "Part II - Item 5 - Indemnification of Directors and Officers."


General  Business  Plan

The Company's purpose is to seek, investigate and, if such investigation warrants, acquire an interest in business opportunities presented to it by persons or firms who or which desire to seek the perceived advantages of an Exchange Act registered corporation. The Company will not restrict its search to any specific business, industry, or geographical location and the Company may participate in a business venture of virtually any kind or nature. This discussion of the proposed business is purposefully general and is not meant to be restrictive of the Company's virtually unlimited discretion to search for and enter into potential business opportunities. Management anticipates that it may be able to participate in only one potential business venture because the
Company has nominal assets and limited financial resources. See "Part F/S - Financial Statements." This lack of diversification should be considered a substantial risk to shareholders of the Company because it will not permit the Company to offset potential losses from one venture against gains from another.

The Company may seek a business opportunity with entities which have recently commenced operations, or which wish to utilize the public marketplace in order to raise additional capital in order to expand into new products or markets, to develop a new product or service, or for other corporate purposes. The Company may acquire assets and establish wholly owned subsidiaries in various businesses or acquire existing businesses as subsidiaries.

The Company anticipates that the selection of a business opportunity in which to participate will be complex and extremely risky. Due to general economic conditions, rapid technological advances being made in some industries and shortages of available capital, management believes that there are numerous firms seeking the perceived benefits of a publicly registered corporation. Such perceived benefits may include facilitating or improving the terms on which additional equity financing may be sought, providing liquidity for incentive stock options or similar benefits to key employees, providing liquidity (subject to restrictions of applicable statutes) for all shareholders and other factors. Potentially, available business opportunities may occur in many different industries and at various stages of development, all of which will make the task of comparative investigation and analysis of such business opportunities extremely difficult and complex.

The Company has, and will continue to have, no capital with which to provide the owners of business opportunities with any significant cash or other assets.
However, management believes the Company will be able to offer owners of acquisition candidates the opportunity to acquire a controlling ownership interest in a publicly registered company without incurring the cost and time required to conduct an initial public offering. The owners of the business opportunities will, however, incur significant legal and accounting costs in connection with acquisition of a business opportunity, including the costs of preparing Form 8-K's, 10-K's or 10-KSB's, agreements and related reports and documents. The Securities Exchange Act of 1934 (the "34 Act") specifically requires that any merger or acquisition candidate comply with all applicable reporting requirements, which include providing audited financial statements to be included within the numerous filings relevant to complying with the 34 Act. Nevertheless, the officers and directors of the Company have not conducted market research and are not aware of statistical data which would support the perceived benefits of a merger or acquisition transaction for the owners of a business opportunity.

The analysis of new business opportunities will be undertaken by, or under the supervision of, the officers and directors of the Company, none of whom is a professional business analyst. Management intends to concentrate on identifying preliminary prospective business opportunities which may be brought to its attention through present associations of the Company's officers and directors, or by the Company's shareholders. In analyzing prospective business opportunities, management will consider such matters as the available technical, financial and managerial resources; working capital and other financial requirements; history of operations, if any; prospects for the future; nature of present and expected competition; the quality and experience of management services which may be available and the depth of that management; the potential for further research, development, or exploration; specific risk factors not now foreseeable but which then may be anticipated to impact the proposed activities of the Company; the potential for growth or expansion; the potential for profit; the perceived public recognition of acceptance of products, services, or trades; name identification; and other relevant factors. Officers and directors of the Company expect to meet personally with management and key personnel of the business opportunity as part of their investigation. To the extent possible, the Company intends to utilize written reports and personal investigation to evaluate the above factors. The Company will not acquire or merge with any company for which audited financial statements cannot be obtained within a reasonable period of time after closing of the proposed transaction.

Management of the Company, while not especially experienced in matters relating to the new business of the Company, shall rely upon their own efforts and, to a much lesser extent, the efforts of the Company's shareholders, in accomplishing the business purposes of the Company. It is not anticipated that any outside consultants or advisors will be utilized by the Company to effectuate its business purposes described herein. However, if the Company does retain such an outside consultant or advisor, management will review such consultant or advisor's credentials as well as his or her experience and reputation in providing advice to management in implementing its business plan, which services will be limited to analysis of a prospective merger or acquisition candidate to assist management in evaluating a particular candidate and any cash fee earned by such party will need to be paid by the prospective merger/acquisition candidate, as the Company has no cash assets with which to pay such obligation. There have been no contracts or agreements with any outside consultants and none are anticipated in the future.

The Company will not restrict its search for any specific kind of firms, but may acquire a venture which is in its preliminary or development stage, which is already in operation, or in essentially any stage of its corporate life. It is impossible to predict at this time the status of any business in which the Company may become engaged, in that such business may need to seek additional capital, may desire to have its shares publicly traded, or may seek other perceived advantages which the Company may offer. However, the Company does not intend to obtain funds in one or more private placements to finance the operation of any acquired business opportunity until such time as the Company has successfully consummated such a merger or acquisition.

It is anticipated that the Company will incur nominal expenses in the implementation of its business plan described herein. Because the Company has no capital with which to pay these anticipated expenses, present management of the Company will pay these charges with their personal funds, as interest free loans to the Company. However, the only opportunity which management has to have these loans repaid will be from a prospective merger or acquisition candidate. Management has agreed among themselves that the repayment of any loans made on behalf of the Company will not impede, or be made conditional in any manner, to consummation of a proposed transaction.


Acquisition  of  Opportunities

In implementing a structure for a particular business acquisition, the Company may become a party to a merger, consolidation, reorganization, joint venture, or licensing agreement with another corporation or entity. It may also acquire stock or assets of an existing business. On the consummation of a transaction, it is probable that the present management and shareholders of the Company will no longer be in control of the Company. In addition, the Company's directors may, as part of the terms of the acquisition transaction, resign and be replaced by new directors without a vote of the Company's shareholders or may sell their stock in the Company. Any terms of sale of the shares presently held by officers and/or directors of the Company will be also afforded to all other shareholders of the Company on similar terms and conditions. Any and all such sales will only be made in compliance with the securities laws of the United States and any applicable state.

It is anticipated that any securities issued in any such reorganization would be issued in reliance upon exemption from registration under applicable federal and state securities laws. In some circumstances, however, as a negotiated element of its transaction, the Company may agree to register all or a part of such securities immediately after the transaction is consummated or at specified times thereafter. If such registration occurs, of which there can be no assurance, it will be undertaken by the surviving entity after the Company has successfully consummated a merger or acquisition and the Company is no longer considered a "shell" company. Until such time as this occurs, the Company will not attempt to register any additional securities. The issuance of substantial additional securities and their potential sale into any trading market which may develop in the Company's securities may have a depressive effect on the value of the Company's securities in the future, if such a market develops, of which there is no assurance.
While the actual terms of a transaction to which the Company may be a party cannot be predicted, it may be expected that the parties to the business transaction will find it desirable to avoid the creation of a taxable event and thereby structure the acquisition in a so-called "tax-free" reorganization under Sections 368(a)(1) or 351 of the Internal Revenue Code (the "Code"). In order to obtain tax-free treatment under the Code, it may be necessary for the owners of the acquired business to own 80% or more of the voting stock of the surviving entity. In such event, the shareholders of the Company, would retain less than 20% of the issued and outstanding shares of the surviving entity, which would result in significant dilution in the equity of such shareholders.

As part of the Company's investigation, officers and directors of the Company will meet personally with management and key personnel, may visit and inspect material facilities, obtain independent analysis of verification of certain information provided, check references of management and key personnel, and take other reasonable investigative measures, to the extent of the Company's limited financial resources and management expertise. The manner in which the Company participates in an opportunity will depend on the nature of the opportunity, the respective needs and desires of the Company and other parties, the management of the opportunity and the relative negotiation strength of the Company and such other management.

With respect to any merger or acquisition, negotiations with target company management is expected to focus on the percentage of the Company which the target company shareholders would acquire in exchange for all of their shareholdings in the target company. Depending upon, among other things, the target company's assets and liabilities, the Company's shareholders will in all likelihood hold a substantially lesser percentage ownership interest in the Company following any merger or acquisition. The percentage ownership may be subject to significant reduction in the event the Company acquires a target company with substantial assets. Any merger or acquisition effected by the Company can be expected to have a significant dilutive effect on the percentage of shares held by the Company's pre-merger shareholders.

The Company will participate in a business opportunity only after the negotiation and execution of appropriate written agreements. Although the terms of such agreements cannot be predicted, generally such agreements will require some specific representations and warranties by all of the parties thereto, will specify certain events of default, will detail the terms of closing and the conditions which must be satisfied by each of the parties prior to and after such closing, will outline the manner of bearing costs, including costs associated with the Company's attorneys and accountants, will set forth remedies on default and will include miscellaneous other terms.

As stated herein above, the Company will not acquire or merge with any entity which cannot provide independent audited financial statements within a reasonable period of time after closing of the proposed transaction. The Company is subject to all of the reporting requirements included in the 34 Act. Included in these requirements is the affirmative duty of the Company to file independent audited financial statements as part of its Form 8-K to be filed with the Securities and Exchange Commission upon consummation of a merger or acquisition, as well as the Company's audited financial statements included in its annual report on Form 10-K (or 10-KSB, as applicable). If such audited financial statements are not available at closing, or within time parameters necessary to insure the Company's compliance with the requirements of the 34 Act, or if the audited financial statements provided do not conform to the representations made by the candidate to be acquired in the closing documents, the closing documents will provide that the proposed transaction will be voidable, at the discretion of the present management of the Company. If such transaction is voided, the agreement will also contain a provision providing for the acquisition entity to reimburse the Company for all costs associated with the proposed transaction.


Competition

The Company will remain an insignificant participant among the firms which engage in the acquisition of business opportunities. There are many established venture capital and financial concerns which have significantly greater financial and personnel resources and technical expertise than the Company. In view of the Company's combined extremely limited financial resources and limited management availability, the Company will continue to be at a significant competitive disadvantage compared to the Company's competitors.



Item  3.  Description  of  Property

The Company has no properties and at this time has no agreements to acquire any properties. The Company intends to attempt to acquire assets or a business in exchange for its securities which assets or business is determined to be desirable for its objectives.


The Company operates from its offices at 56 W. 400 S. Suite 220, Salt Lake City, Utah 84101. This space is provided to the Company on a rent free basis by Geoffery Williams, a director/officer/shareholder of the Company, and it is anticipated that this arrangement will remain until such time as the Company successfully consummates a merger or acquisition. Management believes that this space will meet the Company's needs for the foreseeable future.



Item  4.  Security  Ownership  of  Certain  Beneficial  Owners  and  Management

The table below lists the beneficial ownership of the Company's voting securities by each person known by the Company to be the beneficial owner of more than 5% of such securities, as well as the securities of the Company beneficially owned by all directors and officers of the Company. Unless otherwise indicated, the shareholders listed possess sole voting and investment power with respect to the shares shown.

                        Name  and              Amount  and
                        Address  of            Nature  of
                        Beneficial             Beneficial          Percent  of
Title  of  Class        Owner                  Owner               Class(1)
----------------    -----------------------   -----------------    ------------
Common                J. Rockwell Smith (2)     600,000              40.0%

Common                Edward  Cowle (2)         600,000              40.0%

Common                Geoffery  Williams (2)    284,200              18.9%

Common            All Officers and Directors  1,484,000              98.9%
                  as a Group (3  persons)


(1)     Based  on  1,500,000  shares  outstanding.
(2)     Officer  and  Director  of  the  Company.

The balance of the Company's securities are held by thirty three persons.


Item  5.  Directors,  Executive  Officers,  Promoters  and  Control  Persons.

The  directors  and  officers  of  the  Company  are  as  follows:

Name                         Age             Position
----                         ---             --------
J. Rockwell Smith             58             Chairman  of  the  Board

Edward Cowle                  44             President, Chief Executive
                                             Officer,  Principal
                                             Financial  Officer  and
                                             Director

Geoffery  Williams            30              Director


The above listed officers and directors will serve until the next annual meeting of  the  shareholders or until their death, resignation, retirement, removal, or
disqualification,  or  until  their  successors  have  been  duly   elected  and
qualified.  Vacancies  in the existing Board of Directors are filled by majority vote  of  the remaining Directors.  Officers of the Company serve at the will of the  Board  of  Directors.

The  Company  does  not  presently  intend  to  issue  any  additional  stock to management  or promoters or their affiliates or associates in exchange for their services  or  for  any  other consideration.  However,  f a business opportunity is  found which meet the criteria  for  the  Company,  incentive  stock  options
may  be  considered  for management   only  by  the  Board  of  Directors,   but
only under a strict set of criteria  based  upon the performance of the Company.

There are no agreements or understanding for any officer or director to resign at the understanding of any other person and none of the officers or directors are acting on behalf or will act at the direction of any other person.

Only the participation of the named officers and directors will be material to the operations of the Company and no promoters exist who will act on behalf of the Company.


Resumes

J. Rockwell Smith has been President and Director of the Company since its inception in 1999. From 1977 to 1989, Mr. Smith owned and operated his own construction company in Park City, Utah, Rocky Smith Construction, which supervised construction projects in the Park City resort community. From 1990 to the present, Mr. Smith has been employed as a driver by the Park City
Transportation Company. Mr. Smith studied engineering at Seattle University and the University of Washington.

Edward Cowle, has been a major stockholder in Highland Capital Group and in that capacity has acted as a private investor in arranging numerous financial transactions for private and public companies from 1994 to the present. Before his involvement with Highland Capital Group, Mr. Cowle was a Senior Vice
President of Paine Webber, Inc. and held a Series 7 and 63 securities license from 1992 to 1994. Prior to Paine Webber, Mr. Cowle was employed by Bear Sterns
&  Co.  and  held  the  same licenses from 1991 to 1992.  From 1983 to 1991, Mr.
Cowle was self employed as a private investor who arranged financing for private and public companies. From 1980 to 1983, Mr. Cowle was employed as a stockbroker by V.A.S. Unified. Mr. Cowle is a graduate of Vermont Law School and Fairleigh Dickenson University.

Geoffery Williams, is Vice President of Williams Investment Company and has been employed by the firm since 1994. Mr. Williams, the son of the founder of Williams Investment Company, Deworth Williams, and has studied at several universities including the Sorbonne in Paris, France.


Prior  "Blank  Check"  Experience

Companies  that  J. Rockwell Smith  has  served  as  an  officer  and  director:

J. Rockwell Smith has not served as an officer or director of any "blank check" companies.

Companies  that  Edward Cowle  has  served  as  an  officer  and  director:

Edward Cowle has not served as an officer or director of any "blank check" companies.

Companies  that  Geoffery Williams  has  served  as  an  officer  and  director:

Geoffery Williams has not served as an officer or director of any "blank check" companies.


Conflicts  of  Interest

Members of the Company's management are associated with other firms involved in a range of business activities. Consequently, there are potential inherent conflicts  of interest in their acting as officers and directors of the Company.
Insofar as the officers and directors are engaged in other business activities, management anticipates it will devote only a minor amount of time to the Company's affairs.

The officers and directors of the Company are now and may in the future become shareholders, officers or directors of other companies which may be formed for the purpose of engaging in business activities similar to those conducted by the Company.

Accordingly,  additional  direct  conflicts  of interest may arise in the future with  respect  to  such  individuals  acting  on  behalf of the Company or other entities.  Moreover,  additional conflicts of interest may arise with respect to opportunities which come to the attention of such individuals in the performance of  their  duties  or otherwise.  The Company does not currently have a right of
first   refusal   pertaining  to   opportunities   that   come  to  management's
attention  insofar  as such  opportunities may relate to  the Company's proposed business  operations.

The officers and directors are, so long as they are officers or directors of the Company, subject to the restriction that all opportunities contemplated by the Company's plan of operation which come to their attention, either in the performance of their duties or in any other manner, will be considered opportunities of, and be made available to the Company and the companies that they are affiliated with on an equal basis. A breach of this requirement will be a breach of the fiduciary duties of the officer or director. If the Company or the companies in which the officers and directors are affiliated with both desire to take advantage of an opportunity, then said officers and directors would abstain from negotiating and voting upon the opportunity. However, all directors may still individually take advantage of opportunities if the Company should decline to do so. Furthermore, no officer or director of the Company has ever promoted, is promoting or will be promoting any other blank check company during their tenure as an officer and director of the Company. Accordingly, there presently exists no conflict of interest in this regard. Except as set forth above, the Company has not adopted any other conflict of interest policy with respect to such transactions.


Investment  Company  Act  of  1940

Although  the  Company will be subject to regulation under the Securities Act of
1933  and  the  Securities Exchange Act of 1934, management believes the Company will  not  be  subject  to  regulation  under the Investment Company Act of 1940 insofar  as  the  Company  will  not  be engaged in the business of investing or
trading  in   securities.   In  the  event  the  Company  engages   in  business
combinations which result in the Company  holding  passive investment  interests in  a  number  of entities, the Company could be subject to regulation under the
Investment  Company  Act of 1940.  In such event, the Company would  be required to register as an investment company and could be expected to incur  significant
registration  and   compliance  costs.   The  Company  has  obtained  no  formal
determination  from  the Securities and Exchange Commission as to the status  of the  Company  under  the  Investment  Company  Act  of  1940  and, consequently, any  violation  of  such  Act  would  subject  the  Company  to material adverse
consequences.   The  Company's   Board  of  Directors   unanimously  approved  a
resolution  stating  that  it  is  the  Company's  desire  to be exempt from the
Investment  Company  Act  of  1940  via  Regulation  3a-2  thereto.



Item  6.  Executive  Compensation.

None of the Company's officers and/or directors receive any compensation for their respective services rendered unto the Company, except for the issuance of 1,500,000 shares of common stock with a value of $15.00. They all have agreed to act without compensation until authorized by the Board of Directors, which is not expected to occur until the Company has generated revenues from operations after consummation of a merger or acquisition. As of the date of this Registration Statement, the Company has no funds available to pay directors. Further, none of the directors are accruing any compensation pursuant to any agreement with the Company and the Company does not intend to issue any securities to its officers and/or directors in consideration for their services.

It is possible that, after the Company successfully consummates a merger or acquisition with an unaffiliated entity, that entity may desire to employ or retain one or a number of members of the Company's management for the purposes of providing services to the surviving entity, or otherwise provide other compensation to such persons. However, the Company has adopted a policy whereby the offer of any post-transaction remuneration to members of management will not be a consideration in the Company's decision to undertake any proposed transaction. Each member of management has agreed to disclose to the Company's Board of Directors any discussions concerning possible compensation to be paid to them by any entity which proposes to undertake a transaction with the Company and further, to abstain from voting on such transaction. Therefore, as a practical matter, if each member of the Company's
Board of Directors is offered compensation in any form from any prospective merger or acquisition candidate, the proposed transaction will not be approved by the Company's Board of Directors as a result of the inability of the Board to affirmatively approve such a transaction.


It is possible that persons associated with management may refer a prospective merger or acquisition candidate to the Company. In the event the Company consummates a transaction with any entity referred by associates of management, it is possible that such an associate will be compensated for their referral in the form of a finder's fee. It is anticipated that this fee will be either in the form of restricted common stock issued by the Company as part of the terms of the proposed transaction, or will be in the form of cash consideration.
However, if such compensation is in the form of cash, such payment will be tendered by the acquisition or merger candidate, because the Company has insufficient cash available. The amount of such finder's fee cannot be determined as of the date of this Registration Statement, but is expected to be comparable to consideration normally paid in like transactions. No member of management of the Company will receive any finders fee, either directly or indirectly, as a result of their respective efforts to implement the Company's business plan outlined herein.

No retirement, pension, profit sharing, stock option or insurance programs or other similar programs have been adopted by the Company for the benefit of its employees.



Item  7.  Certain  Relationships  and  Related  Transactions.

There have been no related party transactions, or any other transactions or relationships required to be disclosed pursuant to Item 404 of Regulation S-B.



Item  8.  Description  of  Securities.

The Company's authorized capital stock consists of 20,000,000 shares, all of which are Common Shares, par value $0.00001 per share. There are 1,500,000
Common Shares issued and outstanding as of the date of this filing. There are no preferred shares authorized, issued or outstanding.

Common Stock. All shares of Common Stock have equal voting rights and, when validly issued and outstanding, are entitled to one vote per share in all matters to be voted upon by shareholders. The shares of Common Stock have no preemptive, subscription, conversion or redemption rights and may be issued only as  fully-paid  and non-assessable shares.  Cumulative voting in the election of directors  is  not  permitted,  which  means  that  the  holders  of  a majority of  the  issued  and  outstanding  shares  of  Common Stock represented  at  any meeting  at which a quorum is present will be able to elect the  entire Board of
Directors  if  they so choose and, in such event, the holders of  the  remaining shares of Common Stock will not be able to elect any directors.  In the event of
liquidation  of  the  Company,  each  shareholder  is   entitled  to  receive  a
proportionate  share  of  the  Company's  assets  available  for distribution to shareholders  after  the  payment  of liabilities and after distribution in full of  preferential  amounts,  if  any.  All shares  of  the Company's Common Stock issued  and  outstanding  are  fully-paid  and non-assessable.  Holders  of  the
Common  Stock are entitled to share pro rata in dividends and distributions with respect  to  the  Common Stock, as may be declared by  the  Board  of  Directors out  of  funds  legally  available  therefor.

The proposed business activities described herein classify the Company as a "blank check" company. Many states have enacted statutes, rules and regulations limiting the sale of securities of "blank check" companies in their respective jurisdictions.

Management does not intend to undertake any efforts to cause a market to develop in the Company's securities until such time as the Company has successfully implemented its business plan described herein.



                                     PART II

Item  1.  Market  Price  for  Common  Equity  and  Related  Stockholder Matters.

There is no trading market for the Company's Common Stock at present and there has been no trading market to date. Management has not undertaken any discussions, preliminary or otherwise, with any prospective market maker concerning the participation of such market maker in the aftermarket for the Company's securities and management does not intend to initiate any such discussions until such time as the Company has consummated a merger or acquisition. There is no assurance that a trading market will ever develop or, if such a market does develop, that it will continue.

     a. Market Price. The Company's Common Stock is not quoted at the present time.

The Securities and Exchange Commission adopted Rule 15g-9, which established the definition  of  a  "penny  stock,"  for purposes relevant to the Company, as any equity  security that has a market price of less than $5.00 per share or with an exercise  price  of  less  than  $5.00 per share, subject to certain exceptions.
For  any transaction involving  a penny stock, unless exempt, the rules require:
(i) that a broker or dealer approve a person's account for transactions in penny
stocks;  and   (ii)   the   broker  or   dealer  receive  from  the  investor  a
written   agreement  to  the  transaction,   setting  forth  the  identity   and
quantity  of  the  penny   stock  to  be  purchased.   In  order  to  approve  a
person's  account  for  transactions   in  penny  stocks,  the  broker or dealer
must   (i)   obtain   financial  information   and  investment  experience   and
objectives   of  the  person;   and   (ii)   make  a  reasonable   determination
that  the  transactions in penny stocks are suitable for that  person  and  that
person  has  sufficient  knowledge  and  experience  in   financial  matters  to
be  capable  of  evaluating  the  risks  of transactions in penny  stocks.   The
broker  or  dealer   must  also  deliver,   prior  to   any  transaction   in  a
penny   stock,  a  disclosure   schedule  prepared  by  the Commission  relating
to  the  penny  stock  market,  which,  in  highlight form, (i) sets  forth  the basis  on  which  the  broker  or  dealer  made  the  suitability determination;
and (ii) that the broker or dealer received  a  signed,  written agreement  from
the   investor  prior    to  the  transaction.   Disclosure   also  has  to   be
made  about  the  risks  of investing in penny  stock  in  both  public offering

and  in  secondary   trading,  and  about   commissions  payable  to  both   the
broker-dealer  and  the  registered representative, current  quotations  for the securities  and the rights and remedies available to an  investor  in  cases  of fraud  in  penny  stock transactions.  Finally, monthly statements  have  to  be sent disclosing recent price information for the penny stock held in the account and  information  on  the  limited  market  in  penny  stocks.

The  National  Association  of  Securities  Dealers,  Inc.  (the  "NASD"), which administers  NASDAQ,  has established criteria for continued NASDAQ eligibility.
In  order  to  continue  to  be  included  on  NASDAQ,  a  company must maintain
$2,000,000  in  total  assets,  a  $200,000  market value of its publicly traded
securities  and   $1,000,000  in   total  capital  and  surplus.   In  addition,
continued  inclusion  requires  two market-makers  and  a  minimum  bid price of
$1.00  per  share, provided, however, that if a company falls below such minimum bid  price it will remain eligible for continued  inclusion  on  NASDAQ  if  the market  value  of its publicly traded securities  is at least $1,000,000 and the
Company  has  $2,000,000   in  capital  and  surplus.   The  NASD  is  presently
considering increasing these standards, but as of  the date of this Registration
Statement,  no  definitive  action  has  been  taken  in  this  regard.

Management intends to strongly consider undertaking a transaction with any merger or acquisition candidate which will allow the Company's securities to be traded without the aforesaid limitations. However, there can be no assurances that, upon a successful merger or acquisition, the Company will qualify its securities for listing on NASDAQ or some other national exchange, or be able to maintain the maintenance criteria necessary to insure continued listing. The failure of the Company to qualify its securities or to meet the relevant maintenance criteria after such qualification in the future may result in the discontinuance of the inclusion of the Company's securities on a national exchange. In such events, trading, if any, in the Company's securities may then continue in the non-NASDAQ over-the-counter market. As a result, a shareholder may find it more difficult to dispose of, or to obtain accurate quotations as to the market value of, the Company's securities.

b. Holders.  There  are  Thirty six  (36)  holders of the Company's Common
Stock. During 1999 the Company issued 1,500,000 shares to various individuals for $500.00 cash. Presently there are 1,500,000 shares of the Company's common stock outstanding with 20,000,000 common shares authorized.

All of the issued and outstanding shares of the Company's Common Stock were issued pursuant to exemption from the registration requirements included under the predecessor to Rule 506 of Regulation D of the Securities Act of 1933, as amended.

As  of  the  date  of  this  Registration  Statement, 0  shares of the Company's
Common Stock are eligible for sale under Rule 144 promulgated under the Securities Act of 1933, as amended, subject to certain limitations included in said Rule. In general, under Rule 144, a person (or persons whose shares are aggregated), who has satisfied a one-year holding period, under certain circumstances, may sell within any three-month period, a number of shares which does not exceed the greater of one percent of the then outstanding Common Stock or the average weekly trading volume during the four calendar weeks prior to such sale. Rule 144 also permits, under certain circumstances, the sale of shares without any quantity limitation by a person who has satisfied a two-year holding period and who is not, and has not been for the preceding three months, an affiliate of the Company.

     c. Dividends. The Company has not paid any dividends to date and has no plans to do so in the immediate future.



Item  2.  Legal  Proceedings.

There  is  no  litigation  pending  or  threatened  by  or  against the Company.

Item  3.  Changes  in  and  Disagreements  With  Accountants  on  Accounting and
Financial  Disclosure.

The Company has only been audited by its current accountants and has no disagreements with the findings of said accountants.



Item  4.  Recent  Sales  of  Unregistered  Securities.

None.



Item  5.  Indemnification  of  Directors  and  Officers.

The  Company's  By-Laws  include provisions providing for the indemnification of officers  and directors and other persons against expenses, judgments, fines and amounts  paid  in settlement in connection with threatened, pending or completed suits  or proceedings against such persons by reason of serving or having served as  officers,  directors  or  in other capacities, except in relation to matters with  respect  to  which  such  persons  shall be determined  not to  have acted in good faith and in the best interests of the Company.  With respect to matters as  to  which  the  Company's officers and directors  and  others are determined
to be liable for misconduct or negligence, including  gross   negligence  in the
performance  of   their  duties  to  the  Company,    Nevada  law  provides  for
indemnification only to the extent that the court in which  the  action  or suit is brought  determines that  such person is fairly  and reasonably  entitled  to indemnification for such expenses which the court deems proper.

Insofar as indemnification for liabilities arising under the 1933 Act may be permitted to officers, directors or persons controlling the Company pursuant to the foregoing, the Company has been informed that in the opinion of the U.S.
Securities and Exchange Commission such indemnification is against public policy as expressed in the 1933 Act, and is therefore unenforceable.

In  accordance  with  the  laws  of the State of Delaware, the Company's By-Laws authorize  indemnification  of  a  director,  officer, employee, or agent of the
Company for expenses incurred in connection with any action, suit, or proceeding to  which  he or she is named a party by reason of his having acted or served in such  capacity,  except  for  liabilities  arising  from  his  own misconduct or negligence  in  performance  of his or her duty.  In addition, even a  director, officer,  employee,  or agent of the Company who was found liable for misconduct
or   negligence  in  the  performance  of  his  or  her  duty  may  obtain  such indemnification  if,  in  view of all the circumstances in the case,  a court of competent jurisdiction determines such person is fairly and reasonably  entitled to  indemnification.  Insofar  as  indemnification for liabilities arising under the Securities  Act of 1933, as amended, may be permitted to directors, officers,
or   persons   controlling   the  issuing  Company  pursuant  to  the  foregoing
provisions,  the Company has been informed that in the opinion of the Securities and Exchange  Commission,  such  indemnification  is  against  public  policy as expressed  in  the  Act  and  is  therefore  unenforceable.




                                    PART F/S


Financial  Statements.

The following financial statements are attached to this Registration Statement and filed as a part thereof.


BIG  FLASH  CORPORATION
INDEX  TO  FINANCIAL  STATEMENT

Independent  Auditor's  Report
Balance  Sheet  as  of  September 15, 1999
Statement of Operations
Statement of Stockholders' Equity
Statement of Cash Flows
Notes  to  the  Financial  Statements



                              BIG FLASH CORPORATION
                           A DEVELOPMENT STAGE COMPANY
                          NOTES TO FINANCIAL STATEMENT
                               SEPTEMBER 15, 1999

                               JACK F. BURKE, JR.
                           CERTIFIED PUBLIC ACCOUNTANT
                                 P. O. BOX 15728
                             HATTIESBURG, MS. 39404

                          REPORT OF INDEPENDENT AUDITOR

The  Board  of  Directors
Big  Flash  Corporation
Salt  Lake  City,  Utah

I  have  audited  the  accompanying  balance  sheet  of Big Flash Corporation (A
Development Stage Company) as of September 15, 1999 and the related statements of operations, stockholders' equity and cash flows for seven days then ended.
These financial statements are the responsibility of Big Flash Corporation management. My responsibility is to express an opinion on these financial statements based on my audit.

I  conducted  my audit in accordance with generally accepted auditing standards.
Those  standards  require that I plan and perform the audit to obtain reasonable
assurance  about  whether  the  financial   statements  are  free  of   material
misstatement.  An audit includes examining, on a test basis, evidence supporting the  amounts and disclosures in the financial statements presentation. I believe that  my  audit  provides  a  reasonable  basis  for  my  opinion.

In my opinion, the financial statements referred to above present fairly, in all
material  respects,  the  financial   position  of  Big  Flash  Corporation,  (A
Development  Stage  Company)  as  of  September  15, 1999 and the results of its operations  and  its  cash  flows  for  the  seven days ended in conformity with generally  accepted  accounting  principles.

The accompanying financial statements, have been prepared assuming the company will continue as a going concern. As discussed in Note 2 to the financial statements, the company is a development stage company with no significant operating results to date. Unless the company is able to obtain significant outside financing, there is a substantial doubt about its ability to continue as a going concern. Management plans in regard to the matters are also described in
Note 2. The financial statements do not include any adjustments that might result from the outcome of the uncertainty.

Sincerely,



Jack  F.  Burke,  Jr.
September  16,  1999





BIG FLASH CORPORATION
A Development Stage Company
Balance Sheet
September 16, 1999


Assets
Current Assets
Cash in Bank                                            $     500
                                                        ----------
Total Current Assets                                    $     500
                                                        ==========

Current Liabilities
Total Current Liabilities                                       0
                                                        ----------
Total liabilities                                               0

Stockholders' Equity

Common Stock- 20,000,000 shares, par value
  $.00001 authorized, 1,500,000 shares issued                  15
Additional paid-in capital                                    485
Retained earnings                                               0
                                                        ----------
Total Stockholders' Equity                                    500
                                                        ----------
Total Liabilities and Stockholders' Equity              $     500
                                                        ==========



























     The Accompanying "Notes to Financial Statements" Are An Integral Part of
                           These Financial Statements

BIG FLASH CORPORATION
A Development Stage Company
Statement of Operations
Seven Days Ended September 15, 1999








Income                                  $       0

Expense                                         0
                                        ----------

Net Gain (Loss)                                 0
                                        ==========





































     The Accompanying "Notes to Financial Statements" Are An Integral Part of
                           These Financial Statements

BIG FLASH CORPORATION
A Development Stage Company
Analysis of Stockholders' Equity
Seven Days Ended September 15, 1999




                                                           Additional
                                                           Paid-in           Retained
                                     Common Stock          Capital           Earnings
                                     ------------          ----------        ---------

1,500,000 shares common stock
  at $.00001 par issued September
  8, 1999                                  15                 485                  -

Net Gain (L0s) for seven days ended       -                   -                    -
  September 15, 1999                      -                   -                    0
                                     ------------          ----------        ---------

Balance September 15, 1999                 15              $  485             $    0
                                     ============          ==========        =========

































     The Accompanying "Notes to Financial Statements" Are An Integral Part of
                           These Financial Statements

BIG FLASH CORPORATION
A Development Stage Company
Statement of Cash Flows
Seven Days Ended September 15, 1999






Cash Flows from Operating Activities                           $          0

Cash Flows from Investing Activities                                      0

Cash Flows from Financing Activities
     Sale of Common Stock                                               500
                                                               -------------
     Net Cash Provided by Financing Activities                          500

Beginning Balance                                                         0
                                                               -------------

Ending Balance                                                          500
                                                               =============































     The Accompanying "Notes to Financial Statements" Are An Integral Part of
                           These Financial Statements

BIG FLASH CORPORATION
A Development Stage Company
Notes to Financial Statements
September 15, 1999



NOTE  1  -  SIGNIFICANT  ACCOUNTING  POLICIES

ORGANIZATION - Big Flash Corporation was formed on July 27, 1999 and stock was issued on September 8, 1999. The company has not begun any operations.

CAPITAL  STOCK  -  Twenty Million (20,000,000) shares of common stock with a par
value  of  $.00001  was  authorized  and  one  million  five   hundred  thousand
(1,500,000)  shares  were  issued  for  five  hundred  dollars  ($500).


NOTE  2  -  GOING  CONCERN

The company's financial statements have been presented on the basis that it is a going concern which contemplates the realization of assets and the liquidation of liabilities in the normal course of business operations. The company is in the development stage and has not realized any revenues from operations. The company s ability to continue as a going concern is dependent on its ability to develop additional source, of capital or locate a merger candidate and ultimately achieve profitable operating. The accompanying financial statements do not include any adjustments that might result from the outcome of these uncertainties. Management is seeking additional capital which would enable the company to began operating.

NOTE  3  -  DEVELOPMENT  STAGE  COMPANY

The company is considered a development stage company as it is dormant and planned principle operations have not developed.



                                     PART III

Item  1.  Exhibit  Index
No.                                                                Sequential
                                                                   Page  No.
(3)  Certificate  of  Incorporation  and  Bylaws

3.1 Certificate  of  Incorporation

     3.2     Bylaws

(27)  Financial  Data  Schedule

     27.1     Financial  Data  Schedule




                                   SIGNATURES

Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the Registrant has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized.

BIG  FLASH  CORPORATION

By:  /s/ Edward Cowle
--------------------------
Edward Cowle, President